Exhibit 99.121

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

May 17, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on May 17, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michelamar@me.com

Item 9	Date of Report

May 17, 2021

SCHEDULE “A”

DIGIHOST REPORTS ON GREEN ENERGY CONSUMPTION

Toronto, ON – May 17, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to report that over 90% of the energy consumed by the Company in its Bitcoin (“BTC”) mining operations is from sources that create zero carbon emissions and more than 50% of the energy consumed by the Company is generated from renewable resources.

The following table provides a breakdown of the sources of energy consumed by Digihost in its BTC mining operations in 2020:

SOURCE OF ENERGY *	%
Hydro	42.68
Nuclear	41.19
Wind	6.45
Hydro pumped storage	0.56
Other renewables	1.15
Gas	7.00
Duel fuel	0.72
Coal	0.23
Oil	0.02

* Source of Energy information obtained from NYISO: Zone A - E

A cornerstone of Digihost’s business strategy is to continue to mine BTC in an efficient and environmentally conscious manner, thereby minimizing the Company’s carbon footprint. Digihost will assess a number of alternatives including the purchase of carbon credits to reduce its already low carbon footprint. The Company’s long-term plans for growth include vertical integration of power production from low-cost, clean and renewable sources of energy. On March 24, 2021, the Company announced the acquisition of a 60MW power plant for which it intends, to the extent possible, to source and utilize renewable natural gas and also engage in the practice of acquiring renewable energy certificates, all in line with the Company’s objective to reduce and mitigate its carbon footprint.

Michel Amar, the Company’s CEO, stated: “We are extremely proud to report that over 90% of the energy consumed by Digihost is from sources producing zero carbon emissions, and that over 50% is from renewable sources of energy, making Digihost one of the cleanest green Bitcoin mining operations in the United States. As a Company, we have always been cognizant of the potential impact Bitcoin mining could have on the environment and therefore have planned our growth and expansion to be environmentally conscious, in our pursuit of opportunities that maximize value for our shareholders.”

Stock Option Grant

The Company also announces that it has granted to the directors, officers, employees and consultants of the Company an aggregate of 1,290,000 incentive stock options (the “Stock Options”) to purchase common shares under the Company’s incentive stock option plan. Each Stock Option is exercisable into a common share of the Company at a price of $2.45 for a period of five years from the date of grant. The Stock Options will vest fully on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Company’s stock option plan and the policies of the TSX Venture Exchange.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about listing on Nasdaq, hashrate expansion, diversification of operations to include Ethereum technology, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: risks relating to completion of the Nasdaq listing process, continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.